Financial Statement Prepared by Mizaya, Inc. for 2016

Items	Dollar Amount
Income	0.00
Cost	0.00
Taxable Income	0.00
Tax	0.00

Notes:

(1) Based on the Regulation Crowdfunding, a company should disclose income and tax from its federal income tax returns if the target funding request is $100,000 or less. However, because Mizaya, Inc. was incorporated in August 2016, the company has not filed federal tax returns yet. The financial statements shown above reflect this fact.

(2) I Kencle Windross, certify the information presented above is accurate and true.

Signature:  ....

Title: .... President ....

Date: .... 09/16/2016 ....